UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2016

Commission File Number 001-36125

ABENGOA, S.A.

(Exact name of registrant as specified in its charter)

Not applicable

(Translation of registrant’s name into English)

Campus Palmas Altas

C/ Energía Solar 1

41014, Seville, Spain

Tel: +34 954 93 71 11

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7): ☐

ABENGOA

Innovative technology solutions for sustainability.

Abengoa, S.A. will apply for delisting from the Nasdaq Stock Market and deregistration of its Class B shares with the U.S. Securities and Exchange Commission

•                  The Board of Directors of Abengoa, S.A. has decided to apply for delisting of the Abengoa, S.A.’s American Depositary Receipts from the NASDAQ Stock Market in the United States and for deregistration of the Abengoa S.A. Class B shares from the US Securities and Exchange Commission.

April 6, 2016- Abengoa, S.A., (the “Company”), (MCE: ABG.B/P SM /NASDAQ: ABGB), the international company that applies innovative technology solutions to achieve sustainability in the energy and environment sectors, has decided to initiate the process for voluntary delisting of its American Depositary Receipts (ADRs) from the NASDAQ Stock Market and deregistration of its Class B shares from the US Securities and Exchange Commission (“SEC”).

The ADRs, which correspond to Class B shares, have been listed on the NASDAQ Stock Market since October 2013. The listing was part of the Company’s efforts to increase international ownership of Abengoa, S.A.’s share capital.

The Spanish Stock Exchange has been the primary trading market for the Company’s shares since 1996 and has accounted for over 97% of the average monthly trading volume of the Class B shares since October 2013.  The Company has found that the administrative burdens and costs associated with being a U.S. listed company and meeting SEC regulatory requirements have significantly increased in the past few years.  The Company believes that these administrative burdens and their associated costs substantially outweigh the benefits derived from the listing of its ADRs on the NASDAQ Stock Market and the Company’s registration with the SEC.

This is consistent with the restructuring of indebtedness and recapitalization of the Abengoa group that the Company is currently negotiating with its financial creditors pursuant to its business plan and financial restructuring proposal presented on March 16, 2016. Today April 6, 2016, the Judge of the Mercantile Court of Seville has issued a resolution declaring the judicial approval of the Standstill Agreement. As part of this recapitalization process, it is envisaged that the Company’s current dual class share structure will be combined into a single class of shares that will continue to be listed on the Spanish Stock Exchanges.

Accordingly, the Board of Directors of Abengoa, S.A. believes that the delisting of its ADRs from the NASDAQ Stock Market and deregistration of its Class B shares from the SEC at this point in time is in the best interests of the Company and all of its stakeholders and intends to commence the delisting and deregistration process immediately.  The Company has not arranged for listing or registration on another U.S. national securities exchange or for quotation of the relevant security in a quotation medium. The delisting and deregistering process is expected to be completed during the third quarter of 2016. As a result, Abengoa, S.A. will no longer be obligated to submit certain reports and forms to the SEC, including annual reports on Form 20-F and reports on Form 6-K. In connection with the delisting, Abengoa, S.A. intends to terminate its ADR program in accordance with the provisions of its deposit agreement with Citibank, N.A., the ADR depositary.

Following the delisting of the ADRs from the NASDAQ Stock Market, all trading in Abengoa, S.A. shares will be completed through the Spanish Stock Exchange.  Abengoa, S.A.’s financial reports and press releases will continue to be made available in English on the Company’s website (www.abengoa.com). The Company remains committed to engaging with the U.S. investment community through continued open dialogue and regular investor roadshows.

About Abengoa

Abengoa, S.A. (MCE: ABG.B/P SM /NASDAQ: ABGB) applies innovative technology solutions for sustainability in the energy and environment sectors, generating electricity from renewable resources, converting biomass into biofuels and producing drinking water from sea water. www.abengoa.com

Communication Department: Cristina Cabrera Angulo. Tel. +34 954 93 71 11 E-mail: communication@abengoa.com	Investor Relations & Capital Markets: Izaskun Artucha. Irene Sanchez. Tel. +34 954 93 71 11 E-mail: ir@abengoa.com

You can also follow us on:

@Abengoa

And on our blog: http://www.theenergyofchange.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ABENGOA, S.A.

Date: 6 April, 2016	By:	/s/ Joaquín Fernández de Pierola
Name: Joaquín Fernández de Pierola
Title: CEO